Exhibit 99.181

DeFi Technologies Announces over US$1M in AUM of its Newly Launched Terra ETP after One Week of Trading

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DeFi Technologies wholly owned subsidiary, Valour, experienced strong investor interest in Valour Terra (LUNA) ETP (ISIN CH1114178804) on the Nordic Growth Market (NGM) stock exchange that was listed on February 28, 2022.

•	Total assets under management after one week of trading of the Valour Terra (LUNA) ETP sat at US$1,037,000.

TORONTO, March 10, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that Valour Inc. (“Valour”), its wholly owned subsidiary and a pioneer in digital asset Exchange Traded Products (“ETPs”), announced today that the total assets under management after one week of trading of the Valour Terra (LUNA) ETP sat at $1,037,000 USD.

The Valour Terra (LUNA) ETP has experienced strong investor interest on the Nordic Growth Market (NGM) stock exchange that was listed on February 28, 2022.

“We are happy to see the fast impact and interest for our ETPs on new protocols,” said Tommy Fransson, CEO of Valour. “It is a further proof of our ability to meet client demand and be first to market with innovations. The launch of Terra has once again showed the sophistication of self directed end clients fast adaptation among our Nordic investors.”

The Valour Terra (LUNA) ETP (ISIN CH1114178804) tracks the performance of LUNA, the native token of the Terra protocol, a leading decentralized and open-source public blockchain protocol for algorithmic stablecoins. Using a combination of open market arbitrage incentives and decentralized Oracle voting, the Terra protocol creates stablecoins that consistently track the price of any fiat currency and the Terra ecosystem is a quickly expanding network of decentralized applications. LUNA is among the top ten cryptocurrencies in the world by market capitalization, currently at US$36.1 billion1.

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across four European exchanges. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), and Terra (LUNA) ETPs, as well as Valour’s flagship Bitcoin Zero and Valour Ethereum Zero products, the first fully hedged, passive investment product with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee-free, with competitors still charging up to 2.5% in management fees.

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

1 Coinmarketcap as of 3/9/22

About DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/

About Valour
Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RMJ.F) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development and listing of Valour’s ETPs; investor interest in Valour’s ETPs; expansion of the Terra ecosystem; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of Valour ETPs by exchanges, including the NGM, Frankfurt and Euronext; investor demand for DeFi Technologies’ and Valour’s products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Waschman PR, DefiTech@wachsman.com

CO: DeFi Technologies, Inc.

CNW 07:30e 10-MAR-22